Yorkville

March 27, 2009

VIA FAX (713) 402·6799
AND OVERNIGHT COURIER

Striker Oil & Gas, Inc.
5075 Westheimer Road, Suite 1133
Houston, TX 77056

Attention: Kevan Casey

Re: DEFAULT LETTER

Dear Mr. Casey:

Please be advised that YA Global Investments, L.P. (formerly, Cornell Capital Partners, L.P.)  ("YA Global") is the holder of secured convertible debentures (the "Debentures") of Striker Oil & Gas, Inc. (the "Company") issued to YA Global pursuant to that certain transaction evidenced by, among other documents, instruments, and agreements, the following (Collectively, together with the Debentures, and all other documents, instruments and agreements related thereto or executed in connection therewith, the "Transaction Documents"): (a) that certain Securities Purchase Agreement dated May 17, 2007 between the Company and YA Global, (b) that certain Security Agreement dated May 17, 2007, as amended, among the Company, Affiliated Holdings, Inc. and YA Global, and (c) those certain Acts of Mortgage and Deeds of Trust pursuant to which the Company granted a lien, mortgage, assignment or other security interest in certain property and assets to YA Global.

Please be advised an event of default has occurred under the Debentures and the Transaction Documents as a result of the Company's failure pay all principal and interest that was due on February 1, 2009 and March 1, 209 (the "Default"). As a result of such Default, and in accordance with YA Global's rights under the Transaction Documents, YA Global hereby DEMANDS that the Company repay the full principal amount of the Debentures, together with interest and all other amounts owing in respect thereof, and all other amounts owed under the Transaction Documents.

Please be advised that, unless all of the foregoing amounts are paid in full immediately, YA Global intends to proceed with the exercise of its rights and remedies under the Transaction Documents, including, without limitation, taking whatever action might be appropriate to foreclose on certain property of the Company. However, any delay or failure of YA Global to exercise any of its rights and remedies shall not be deemed to constitute a waiver of YA Global's demand, an agreement to forbear, or a modification or waiver of the terms of the Transaction Documents, or of any of YA Global's rights and remedies thereunder.

YA Global hereby expressly reserves all of its rights and remedies in this matter and confirms that the terms and conditions of the existing documents, instruments, and agreements remain in full force and effect.

Your prompt attention to the foregoing is anticipated.

Sincerely.

YORKVILLE ADVISORS, LLC
Investment Manager
To YA Global Investmen
cc: By Fax
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006
Facsimile: (212) 930-9725